March 26, 2009

Mr. Stephen M.Sill
Chief Financial Officer
Security National Financial Corp.
5300 South 360West, Suite 250
Salt Lake City, Utah 84123

Re:

Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 0-09341

Dear Mr. Sill:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Sharon M. Blume
Assistant Chief Accountant